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                                                                     Exhibit (b)

Goldman, Sachs & Co. | 85 Broad Street | New York, New York 10004
Tel: 212-902-1000

                                                              GOLDMAN SACHS LOGO


                 FAIRNESS OPINION OF THE AAP FINANCIAL ADVISOR

PERSONAL AND CONFIDENTIAL

November 15, 1999

Special Committee of the Board of Directors
Amway Asia Pacific, Ltd.
38/F, The Lee Gardens
33 Hysan Avenue
Causeway Bay, Hong Kong

Gentlemen:

     You have requested our opinion as to the fairness from a financial point of view to the holders (other than the Controlling Shareholders (as defined below)) of the outstanding shares of Common Stock, par value US$.01 per share (the "Shares"), of Amway Asia Pacific, Ltd. (the "Company") of the US$18.00 per Share in cash (the "Acquisition Price") to be received by such holders in the Tender Offer and the Amalgamation or the Compulsory Acquisition (each as defined below) pursuant to the Tender Offer and Amalgamation Agreement, dated as of November 15, 1999, among Apple Hold Co., L.P. ("Hold Co."), New AAP Limited ("Buyer") and the Company (the "Agreement"). The Agreement provides for a tender offer (the "Tender Offer") for all of the Shares, other than Shares owned by the DeVos and Van Andel families and their affiliates (the "Controlling Shareholders"), pursuant to which Buyer will pay the Acquisition Price for each Share accepted. Buyer is an entity controlled and beneficially owned directly and indirectly by the Controlling Shareholders of the Company, who currently beneficially own 84.9% of the Shares in the aggregate. The Agreement further provides that following completion of the Tender Offer, the Company will be amalgamated with Buyer, with the Company continuing as the amalgamated company (the "Amalgamation"), and each outstanding Share (other than Shares already owned by Hold Co. or the Controlling Shareholders) will be converted into the right to receive the Acquisition Price. The Agreement also provides, however, that if following Buyer's purchase of Shares pursuant to the Tender Offer Buyer has purchased in the Tender Offer and/or owns a sufficient number of Shares compulsorily to acquire the remaining outstanding Shares from the remaining public holders of Shares pursuant to the Bermuda Companies Act of 1981, as amended (the "Act"), the Company and Buyer may not consummate the Amalgamation and instead Buyer will purchase the remaining outstanding Shares from the remaining public holders of Shares pursuant to the Act for the Acquisition Price (the "Compulsory Acquisition").

     Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having acted as financial advisor to the Special Committee of the Board of Directors in connection with, and having participated in certain of the negotiations leading to, the Agreement. Goldman, Sachs & Co. also provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of the Company for its own account and for the accounts of customers.

     In connection with this opinion, we have reviewed, among other things, the Agreement; Annual Reports to Stockholders and Annual Reports on Form 20-F of the Company for the five fiscal years ended August 31, 1998; certain interim reports to stockholders and Quarterly Reports on Form 6-K of the Company; certain
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Special Committee of the Board of Directors
Amway Asia Pacific, Ltd.
November 15, 1999
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other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We also have held discussions with members of the senior management of the Company regarding its past and current business operations, financial condition and future prospects. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations and performed such other studies and analyses as we considered appropriate.

     We have relied upon the accuracy and completeness of all of the financial and other information reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed with your consent that the internal financial forecasts prepared by the management of the Company have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We note that the Controlling Shareholders own a majority of the Shares, and that the Controlling Shareholders have represented to Goldman Sachs and the Special Committee of the Board of Directors of the Company that the Controlling Shareholders will not sell their Shares to any third party. Accordingly, we were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of or other business combination with the Company. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Special Committee of the Board of Directors of the Company in connection with its consideration of the transactions contemplated by the Agreement and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with such transaction or should vote in respect of the Amalgamation.

     Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the US$18.00 per Share in cash to be received by the holders of Shares (other than the Controlling Shareholders) in the Tender Offer and the Amalgamation or the Compulsory Acquisition is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co.

GOLDMAN, SACHS & CO.